EXHIBIT 21.1

SUBSIDIARIES OF INTEREP NATIONAL RADIO SALES, INC.

Name	State of Organization	Name Under Which Subsidiary Does Business

Allied Radio Partners, Inc.	New York	Allied Radio Partners Concert Music Network

American Radio Sales, Inc.	New York	American Radio Sales ABC Radio Sales

Azteca America Spot Television Sales, Inc.	New York	Same

Cybereps, Inc.	Delaware	Same

D&R Radio, Inc.	New York	Same

Infinity Radio Sales, Inc.	New York	Infinity Radio Sales Infinity Sports CBS Radio Sales

Interactive Video Network, Inc.	Delaware	IVN

Interep Interactive, Inc.	Delaware	Interep Interactive Winstar Interactive Perfect Circle Media

Interep New Media, Inc.	New York	Same

McGavren Guild, Inc.	New York	Same

Morrison and Abraham, Inc.	New York	Same

Public Radio Network, Inc.	New York	Same

SBS/Interep LLC	New York	SBS/Interep Caballero Spanish Media